UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

TERREMARK WORLDWIDE, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

881448203

(CUSIP Number)

Gaylord Macnack
Flevolaan 41A
1411 KC NAARDEN
P.O. Box 5081
1410 AB NAARDEN
The Netherlands
+31 35 695 9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Alex Bafi, Esq.
Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom
+44 20 7374 8000

March 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 881448203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stichting Administratiekantoor Talpa Beheer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,112,978(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,112,978(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,112,978

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.33% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 9,112,978 shares of Common Stock of Terremark Worldwide, Inc.

(2) The calculation of the foregoing percentage is based on 55,811,257 shares of Common Stock of Terremark Worldwide, Inc. outstanding as of March 23, 2007, as reported on the issuer’s prospectus supplement to the prospectus dated March 12, 2007 (Registration No. 333-140836) filed with the Securities and Exchange Commission on March 23, 2007.

CUSIP No. 881448203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Talpa Beheer BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,112,978(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,112,978(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,112,978

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.33% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 9,112,978 shares of Common Stock of Terremark Worldwide, Inc.

(2) The calculation of the foregoing percentage is based on 55,811,257 shares of Common Stock of Terremark Worldwide, Inc. outstanding as of March 23, 2007, as reported on the issuer’s prospectus supplement to the prospectus dated March 12, 2007 (Registration No. 333-140836) filed with the Securities and Exchange Commission on March 23, 2007.

CUSIP No. 881448203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Talpa Capital Holding BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,112,978(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,112,978(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,112,978

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.33% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 9,112,978 shares of Common Stock of Terremark Worldwide, Inc.

(2) The calculation of the foregoing percentage is based on 55,811,257 shares of Common Stock of Terremark Worldwide, Inc.  outstanding as of March 23, 2007, as reported on the issuer’s prospectus supplement to the prospectus dated March 12, 2007 (Registration No. 333-140836) filed with the Securities and Exchange Commission on March 23, 2007.

CUSIP No. 881448203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Investments BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,112,978(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,112,978(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,112,978

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.33% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 9,112,978 shares of Common Stock of Terremark Worldwide, Inc.

(2) The calculation of the foregoing percentage is based on 55,811,257 shares of Common Stock of Terremark Worldwide, Inc.  outstanding as of March 23, 2007, as reported on the issuer’s prospectus supplement to the prospectus dated March 12, 2007 (Registration No. 333-140836) filed with the Securities and Exchange Commission on March 23, 2007.

CUSIP No. 881448203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Investments GP I BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,112,978(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,112,978(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,112,978

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.33% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 9,112,978 shares of Common Stock of Terremark Worldwide, Inc.

(2) The calculation of the foregoing percentage is based on 55,811,257 shares of Common Stock of Terremark Worldwide, Inc.  outstanding as of March 23, 2007, as reported on the issuer’s prospectus supplement to the prospectus dated March 12, 2007 (Registration No. 333-140836) filed with the Securities and Exchange Commission on March 23, 2007.

CUSIP No. 881448203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Fund I CV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,112,978(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,112,978(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,112,978

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.33% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 9,112,978 shares of Common Stock of Terremark Worldwide, Inc.

(2) The calculation of the foregoing percentage is based on 55,811,257 shares of Common Stock of Terremark Worldwide, Inc.  outstanding as of March 23, 2007, as reported on the issuer’s prospectus supplement to the prospectus dated March 12, 2007 (Registration No. 333-140836) filed with the Securities and Exchange Commission on March 23, 2007.

CUSIP No. 881448203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Johannes Hendrikus Hubert de Mol

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,112,978(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,112,978(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,112,978

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.33% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Persons own 9,112,978 shares of Common Stock of Terremark Worldwide, Inc.

(2) The calculation of the foregoing percentage is based on 55,811,257 shares of Common Stock of Terremark Worldwide, Inc.  outstanding as of March 23, 2007, as reported on the issuer’s prospectus supplement to the prospectus dated March 12, 2007 (Registration No. 333-140836) filed with the Securities and Exchange Commission on March 23, 2007.

Item 1.	Security and Issuer

This Amendment No. 6 to the statement on Schedule 13D (this “Amendment”) filed with the Securities and Exchange Commission on December 13, 2006, as amended on January 23, 2007, February 9, 2007, February 21, 2007, March 6, 2007, and March 20, 2007 relates to 9,112,978 shares of Common Stock (the “Shares”) of Terremark Worldwide, Inc.  (the “Company”).  The Company’s principal offices are located at 2601 S. Bayshore Drive, Miami, Florida.

Item 2.	Identity and Background

(a), (b) and (c) This Amendment is being filed jointly by (i) Stichting Administratiekantoor Talpa Beheer (“Stichting”), a foundation organized under the laws of The Netherlands, (ii) Talpa Beheer BV (“Talpa”), a corporation organized under the laws of The Netherlands, (iii) Talpa Capital Holding BV (“Talpa Capital Holding”), a corporation organized under the laws of The Netherlands, (iv) Cyrte Investments BV (“Cyrte Investments”), a corporation organized under the laws of The Netherlands,  (v) Cyrte Investments GP I BV (“Cyrte Investments GP”), a corporation organized under the laws of The Netherlands, (vi) Cyrte Fund I CV (“Cyrte Fund”), a limited partnership organized under the laws of The Netherlands, and (vii) Johannes Hendrikus Hubert de Mol (collectively, the “Reporting Persons”).

Stichting owns all of the outstanding capital stock of Talpa.  Talpa has a 55% ownership interest in Talpa Capital Holding and is a limited partner of Cyrte Fund.  Talpa Capital Holding has a 75% ownership interest in Cyrte Investments.  Cyrte Investments is the manager of the investment portfolio held by Cyrte Fund and owner of all of the outstanding capital stock of Cyrte Investments GP.  Cyrte Investments is also the director (bestuurder) of Cyrte Investments GP.  Cyrte Investments GP is the general partner of Cyrte Fund.  Mr. de Mol is the sole director (bestuurder) of Talpa and F.J. Botman is the sole director (bestuurder) of Talpa Capital Holding and Cyrte Investments.

The business address of Stichting, Talpa and Mr. de Mol is Burgemeester A. Colijnweg 2, 1182 AL Amstelveen, The Netherlands. The business address of Talpa Capital Holding, Cyrte Investments, Cyrte Investments GP, Cyrte Fund and Mr. Botman is Flevolaan 41A, 411 KC Naarden, P.O. Box 5081, 1401 AB Naarden, The Netherlands.

The principal activity of Stichting is to hold and administer the shares in the capital of Talpa for the benefit of the holders of depositary receipts issued by Stichting and to exercise the voting rights attached to such shares. One of the principal occupations of Mr. de Mol, a media entrepreneur, is to direct the activities of Talpa and other interests including Talpa Media Holding NV (“Talpa Media”).  The principal business of Talpa Media is the conduct of media activities including television and radio production in The Netherlands and the principal business address of Talpa Media is Zevenend 45-4, 1251 RL Laren, The Netherlands.  The principal business of Talpa is investment management.  Talpa Capital Holding is a holding company; its principal business is solely to hold shares in Cyrte Investments.  The principal business of Cyrte Investments is investment management.  Cyrte Investments GP’s principal business is to act as the general partner of Cyrte Fund.  Cyrte Fund is an investment fund; its principal business is to invest in listed and non-listed equity securities in the technology, media and telecommunication sectors.  Mr. Botman’s principal occupation is to act as director (bestuurder) of Talpa Capital Holding and Cyrte Investments.

(d) During the last five years, the Reporting Persons and Mr. Botman have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Persons and Mr. Botman have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. de Mol and Botman are citizens of The Netherlands.

Item 3.	Source and Amount of Funds or Other Consideration

Cyrte Fund obtained the funds to purchase the Shares from capital contributions made to its working capital by its limited partners, including Talpa.  The total amount of funds used for the acquisition of the Shares owned by the Reporting Persons was $64,989,950.

Item 4.	Purpose of Transaction

The Reporting Persons are acquiring the Shares of the Company for investment purposes.  The Reporting Persons intend to assess their investment in the Company from time to time on the basis of various factors, including, without limitation, the Company’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities.  Depending upon the foregoing factors or any other factors deemed relevant to the Reporting Persons, they may acquire additional shares in the Company, or dispose of all or part of the shares of the Company, in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by the Reporting Persons at any time without prior notice.  The Reporting Persons may engage in communications from time to time with one or more stockholders, officers or directors of the Company regarding the Company’s operating performance, strategic direction or other matters that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

On March 16, 2007, Cyrte Investments GP expressed its interest to the chief executive officer of the Company in acquiring a significant portion of the 12,650,000 newly issued shares of the Company’s common stock currently being offered by the Company in an underwritten offering (the “Offering”). On March 22, 2007, Cyrte Investments GP made purchases of 2,500,000 Shares and 40,000 Shares as part of the Offering.  It acquired a further 100,000 Shares in an open market transaction on March 23, 2007.

The Reporting Persons have, in the past, engaged in meetings and communications from time to time with the Company’s key personnel such as the chief executive officer and chief financial officer. These meetings and conversations were held for the purpose of better understanding the Company and its industry. In the future, the Reporting Persons may engage in communications from time to time with one or more stockholders, officers or directors of the Company regarding the Company's operating performance, strategic direction or other matters that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Amendment, none of the Reporting Persons has any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons will, however, continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.

Item 5.	Interest in Securities of the Issuer

(a) and (b) According to the Company’s prospectus supplement to the prospectus dated March 12, 2007 (Registration No. 333-140836) filed with the Securities and Exchange Commission on March 23, 2007, there were 55,811,257 Shares outstanding as of March 23, 2007.  Cyrte Investments GP directly owns 9,112,978 Shares, which represents 16.33% of the Shares outstanding as of March 23, 2007.  None of Stichting, Talpa, Talpa Capital Holding, Cyrte Investments, Cyrte Fund and Mr. de Mol directly own any Shares.  However each of Stichting, Talpa, Talpa Capital Holding, Cyrte Investments, Cyrte Fund and Mr. de Mol may be deemed to be beneficial owners, as well as share the power to vote and dispose, of the Shares directly owned by Cyrte Investments GP by virtue of the fact that: Stichting owns all of the outstanding capital stock of Talpa; Mr. de Mol is the sole director (bestuurder) of Talpa, an entity which has a 55% ownership interest in Talpa Capital Holding and is a limited partner of Cyrte Fund; Talpa Capital Holding has a 75% ownership interest in Cyrte Investments; Cyrte Investments is the manager of the investment portfolio held by Cyrte Fund and owns all of the outstanding capital stock of Cyrte Investments GP; and Cyrte Investments GP is the general partner of Cyrte Fund.  Each of Stichting, Talpa, Talpa Capital Holding, Cyrte Investments, Cyrte Fund and Mr. de Mol disclaims beneficial  ownership  of such  Shares  for all  other  purposes.

(c) Since Amendment No. 5 to the statement on Schedule 13D relating to Shares of the Company was filed with the Securities and Exchange Commission on March 20, 2007, Cyrte Investments GP made purchases of 2,500,000 Shares and 40,000 Shares as part of the Offering on March 22, 2007. It acquired a further 100,000 Shares in an open market transaction on March 23, 2007.

(d) The limited partners of Cyrte Fund, being Talpa and Stichting Pensioenfonds voor de Gezondheid, Geestelijke en Maatschappelijke belangen (PGGM), will have the benefit of any dividends from, or proceeds from the sale of, the Shares of the Company owned by Cyrte Investments GP, subject to certain fee arrangements.

(e) Not applicable.

Except for the transactions described in this Amendment, none of the Reporting Persons has effected any transactions in the securities of the Company since Amendment No. 5 to the statement on Schedule 13D relating to Shares of the Company filed was with the Securities and Exchange Commission on March 20, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any of the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit 99.1

Agreement of Joint Filing among Stichting Administratiekantoor Talpa Beheer, Talpa Beheer BV, Talpa Capital Holding BV, Cyrte Investments BV, Cyrte Investments GP I BV, Cyrte Fund I CV and Johannes Hendrikus Hubert de Mol, dated as of March 28, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
March 28, 2007

Signature
/s/ Gaylord Macnack
Stichting Administratiekantoor Talpa Beheer, by Gaylord Macnack, attorney-in-fact*
Date
March 28, 2007

Signature
/s/ Gaylord Macnack
Talpa Beheer BV, by Gaylord Macnack, attorney-in-fact*
Date
March 28, 2007

Signature
/s/ Gaylord Macnack
Talpa Capital Holding BV, by Gaylord Macnack, attorney-in-fact*
Date
March 28, 2007

Signature
/s/ Gaylord Macnack
Cyrte Investments BV, by Gaylord Macnack, attorney-in-fact*
Date
March 28, 2007

Signature
/s/ Gaylord Macnack
Cyrte Investments GP I BV, by Gaylord Macnack, attorney-in-fact*
Date
March 28, 2007

Signature
/s/ Gaylord Macnack
Cyrte Fund I CV, by Gaylord Macnack, attorney-in-fact*

Date
March 28, 2007

Signature
/s/ Gaylord Macnack
Johannes Hendrikus Hubert de Mol, by Gaylord Macnack, attorney-in-fact*

* Signed pursuant to powers of attorney, dated July 30, 2006, August 3, 2006 and January 18, 2007, included as Exhibit 99.2 to the statement on Schedule 13D filed with the Securities and Exchange Commission on January 19, 2007 by the Reporting Persons and incorporated by reference herein.